UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

GDS Holdings Limited
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(Name of Issuer)

Class A ordinary shares
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(Title of Class of Securities)

36165L108
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(CUSIP Number)

November 14, 2017
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	SCHEDULE 13G	Page 2

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ping An Insurance (Group) Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,369,856 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,369,856 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,369,856 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ping An Life Insurance Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,369,856 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,369,856 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,369,856 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falcon Vision Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,369,856 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,369,856 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,369,856 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanghai Yunji Investment and Consulting Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perfect Success Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 7

Item 1.	(a)	Name of Issuer:

GDS Holdings Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127,  People’s Republic of China.

Item 2.	(a)	Name of Person Filing:

(1)	Ping An Insurance (Group) Company of China, Ltd. (“Ping An Insurance”)

(2)	Ping An Life Insurance Company of China, Ltd. (“Ping An Life”)

(3)	Falcon Vision Global Limited (“Falcon”)

(4)	Shanghai Yunji Investment and Consulting Co., Ltd. (“Shanghai Yunji”)

(5)	Perfect Success Limited (“Perfect Success”)

Ping An Insurance, Ping An Life, Falcon, Shanghai Yunji and Perfect Success (collectively, the “Filing Persons”) have entered into a Joint Filing Agreement, a copy of which is filed with this amendment to Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Filing Persons have agreed to file this amendment to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office, or if None, Residence:

(1)	Ping An Insurance: 15, 16, 17, 18 Floors, Galaxy Development Center, Fu Hua No. 3 Road, Futian District, Shenzhen, Guang Dong Province, People’s Republic of China.

(2)	Ping An Life: 9, 10, 11 Floors, Galaxy Development Center, Fu Hua No. 3 Road, Futian District, Shenzhen, Guang Dong Province, People’s Republic of China.

(3)	Falcon: Vistra Corporation Services Centre, Wickhams Cay Ⅱ, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Shanghai Yunji: Room 368, Dist. 302, No. 211, Fute North Road, Shanghai Pilot Free Trade Zone, Shanghai, People’s Republic of China.

(5)	Perfect Success: P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands

(c)	Citizenship:

(1)	Ping An Insurance: The People’s Republic of China

CUSIP No. 36165L108	SCHEDULE 13G	Page 8

(2)	Ping An Life: The People’s Republic of China

(3)	Falcon: British Virgin Islands

(4)	Shanghai Yunji: The People’s Republic of China

(5)	Perfect Success: Cayman Islands

(d)	Title of Class of Securities:

Class A ordinary shares

(e)	CUSIP Number:

36165L108

Item 3.	If this statement is filed pursuant to Sections §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 36165L108	SCHEDULE 13G	Page 9

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Ping An Insurance	63,369,856	7.3%	63,369,856	0	63,369,856	0
Ping An Life	63,369,856	7.3%	63,369,856	0	63,369,856	0
Falcon	63,369,856	7.3%	63,369,856	0	63,369,856	0
Shanghai Yunji	0	0%	0	0	0	0
Perfect Success	0	0%	0	0	0	0

Notes:
(1)
On November 14, 2017, Perfect Success exercised its option to convert the convertible bonds in a principal amount of US$100.0 million, together with interest accrued thereon, due December 30, 2019 (the “Convertible Bonds”) into 65,329,748 Class A ordinary shares, at a conversion price of US$1.675262 per Class A ordinary share pursuant to and in accordance with the terms and conditions of the Convertible Bonds, of which 63,369,856 Class A ordinary shares were allotted to Falcon and 1,959,892 Class A ordinary shares were allotted to another entity. Falcon is wholly-owned by Ping An Life directly. Perfect Success is wholly-owned by Shanghai Yunji directly. Shanghai Yunji is wholly-owned by Ping An Life directly. Ping An Life is directly owned and controlled by Ping An Insurance.

(2)
This percentage is based on the sum of (i) the Issuer's 711,552,082 Class A ordinary shares outstanding as of October 18, 2017 and 97,870,263 Class A ordinary shares to be issued upon the full conversion of the Issuer's convertible bonds in a principal amount of US$150.0 million, together with interest accrued thereon, based on information provided by the Issuer, and (ii) 64,257,028 Class A ordinary shares issued to CyrusOne in connection with the CyrusOne Investment, as reported by CyrusOne in its Schedule 13D filed with the Securities and Exchange Commission on November 2, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 36165L108	SCHEDULE 13G	Page 10

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 20, 2017

Ping An Insurance (Group) Company of China, Ltd.

By:	/s/ Huichuan Ren
	Name:	Huichuan Ren
	Title:	General Manager

Ping An Life Insurance Company of China, Ltd.

By:	/s/ Xinmin Ding
	Name:	Xinmin Ding
	Title:	Chief Executive Officer

Falcon Vision Global Limited

By:	/s/ Xiaofeng Fei
	Name:	Xiaofeng Fei
	Title:	Director

Shanghai Yunji Investment and Consulting Co., Ltd.

By:	/s/ Haiyun Lei
	Name:	Haiyun Lei
	Title:	Authorized Representative

Perfect Success Limited

By:	/s/ Xiaofeng Fei
	Name:	Xiaofeng Fei
	Title:	Director

EXHIBITS  INDEX

EXHIBIT NO.	EXHIBITS
99.1	Joint Filing Agreement